Via Facsimile and U.S. Mail
Mail Stop 6010

August 18, 2009

Mr. Robert Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

**Re: American International Group, Inc.
          Form 8-K filed August 4, 2009
          File No. 1-8787**

Dear Mr. Benmosche:

        We have completed our review of your Form 8-K filed August 4, 2009 and have no further comments at this time.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director

cc: Kathleen E. Shannon
        Senior Vice President, Secretary & Deputy General Counsel